UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.3)*

OptiNose, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
68404V100
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68404V100	13G	Page 1 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ikos Invest AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,211,490(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,211,490(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,490(1)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.31% (2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1) Unless otherwise specifically stated, the foregoing number of shares of common stock, warrants and options are as of December 31, 2019. Includes, as of December 31, 2019: (a) 9,925 shares of common stock held by Ikos Invest AS; (b) options for 92,412 shares of common stock held and exerciseable by Ikos Invest AS; (c) 2,007,382 shares of common stock held by Ikos Subsidiary AS, a wholly owned subsidiary of Ikos Invest AS; (d) 57,758 warrants for an equal number of shares of common stock held and exerciseable by Ikos Subsidiary AS; and (e) options to purchase 44,013 shares of common stock held and exerciseable by Per Gisle Djupesland (whereas, as of the date of this filing, only 40,911 options held by Per Gisle Djupesland remain exerciseable for an equal number of shares of common stock).

(2) Based on a total of 41,581,666 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on its form 10-Q for the period ended September 30, 2019 and filed with the SEC on November 8, 2019.

(3) The beneficial owners (as defined in Rule 13d-3) of Ikos Invest AS with voting and investment power are Per Gisle Djupesland and Helena Kyttari Djupesland. Per Gisle Djupesland has three votes for each share held by him and Helena Kyttari Djupesland has one vote for each share held by her.

CUSIP No. 68404V100	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ikos Subsidiary AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,065,140(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,065,140(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,065,140(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96% (2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1) Unless otherwise specifically stated, the foregoing number of shares of common stock, warrants and options are as of December 31, 2019. Includes 57,758 warrants for an equal number of shares of common stock. For the avoidance of doubt, these warrants have not been excercised as of the date of this filing.

(2) Based on a total of 41,581,666 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on its form 10-Q for the period ended September 30, 2019 and filed with the SEC on November 8, 2019.

CUSIP No. 68404V100	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Per Gisle Djupesland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,211,490(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,211,490(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,490(1)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.31% (2)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1) Unless otherwise specifically stated, the foregoing number of shares of common stock, warrants and options are as of December 31, 2019. Includes, as of December 31, 2019: (a) 9,925 shares of common stock held by Ikos Invest AS; (b) options for 92,412 shares of common stock held and exerciseable by Ikos Invest AS; (c) 2,007,382 shares of common stock held by Ikos Subsidiary AS, a wholly owned subsidiary of Ikos Invest AS; (d) 57,758 warrants for an equal number of shares of common stock held and exerciseable by Ikos Subsidiary AS; and (e) options to purchase 44,013 shares of common stock held and exerciseable by Per Gisle Djupesland (whereas, as of the date of this filing, only 40,911 options held by Per Gisle Djupesland remain exerciseable for an equal number of shares of common stock).

(2) Based on a total of 41,581,666 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on its form 10-Q for the period ended September 30, 2019 and filed with the SEC on November 8, 2019.

(3) The beneficial owners (as defined in Rule 13d-3) of Ikos Invest AS with voting and investment power are Per Gisle Djupesland and Helena Kyttari Djupesland. Per Gisle Djupesland has three votes for each share held by him and Helena Kyttari Djupesland has one vote for each share held by her.

CUSIP No. 68404V100	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helena Kyttari Djupesland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,211,490 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,211,490(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,490(1)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.31% (2)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1) Unless otherwise specifically stated, the foregoing number of shares of common stock, warrants and options are as of December 31, 2019. Includes, as of December 31, 2019: (a) 9,925 shares of common stock held by Ikos Invest AS; (b) options for 92,412 shares of common stock held and exerciseable by Ikos Invest AS; (c) 2,007,382 shares of common stock held by Ikos Subsidiary AS, a wholly owned subsidiary of Ikos Invest AS; (d) 57,758 warrants for an equal number of shares of common stock held and exerciseable by Ikos Subsidiary AS; and (e) options to purchase 44,013 shares of common stock held and exerciseable by Per Gisle Djupesland (whereas, as of the date of this filing, only 40,911 options held by Per Gisle Djupesland remain exerciseable for an equal number of shares of common stock).

(2) Based on a total of 41,581,666 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on its form 10-Q for the period ended September 30, 2019 and filed with the SEC on November 8, 2019.

(3) The beneficial owners (as defined in Rule 13d-3) of Ikos Invest AS with voting and investment power are Per Gisle Djupesland and Helena Kyttari Djupesland. Per Gisle Djupesland has three votes for each share held by him and Helena Kyttari Djupesland has one vote for each share held by her.

CUSIP No. 68404V100	13G	Page 5 of 8 Pages

Item 1.

(a) Name of Issuer
OptiNose, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067
Item 2.

(a) Name of Person Filing
Ikos Invest AS
Ikos Subsidiary AS
Per Gisle Djupesland
Helena Kyttari Djupesland

(b) Address of the Principal Office or, if none, residence

Lybekkveien 5C, 0772, Oslo, Norway

(c) Citizenship

Ikos Invest AS - Norway (place of organization)
Ikos Subsidiary AS - Norway (place of organization)
Per Gisle Djupesland - Norway
Helena Kyttari Djupesland - Norway

(d) Title of Class of Securities
Common Stock, $0.001 par value

(e) CUSIP Number
68404V100
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15
U.S.C. 80a-8).

(e)☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(i)☐ A church plan that is excluded from the definition of an investment company under section 3(c)

CUSIP No. 68404V100	13G	Page 6 of 8 Pages

(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Ikos Invest AS – 2,211,490
Ikos Subsidiary AS – 2,065,140
Per Gisle Djupesland – 2,211,490
Helena Kyttari Djupesland – 2,211,490

(b) Percent of class:

Ikos Invest AS – 5.31%
Ikos Subsidiary AS – 4.96%
Per Gisle Djupesland – 5.31%
Helena Kyttari Djupesland – 5.31%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Ikos Invest AS – 2,211,490
Ikos Subsidiary AS – 2,065,140
Per Gisle Djupesland –2,211,490
Helena Kyttari Djupesland – 2,211,490

(ii) Shared power to vote or to direct the vote:

Ikos Subsidiary AS - 0
Ikos Invest AS - 0
Per Gisle Djupesland - 0
Helena Kyttari Djupesland - 0

(iii) Sole power to dispose or to direct the disposition of:

Ikos Invest AS – 2,211,490
Ikos Subsidiary AS – 2,065,140
Per Gisle Djupesland –2,211,490
Helena Kyttari Djupesland – 2,211,490

(iv) Shared power to dispose or to direct the disposition of :

Ikos Subsidiary AS - 0
Ikos Invest AS - 0
Per Gisle Djupesland - 0
Helena Kyttari Djupesland - 0

CUSIP No. 68404V100	13G	Page 7 of 8 Pages

Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8. Identification and Classification of Members of the Group.
Not Applicable.

Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 68404V100	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 6, 2020

Ikos Subsidiary AS

By:	/s/ Per Gisle Djupesland
Name: Per Gisle Djupesland
Title: Chairman

By:	/s/ Helena Kyttari Djupesland
Name: Helena Kyttari Djupesland
Title: Board Member

Ikos Invest AS

By:	/s/ Per Gisle Djupesland
Name: Per Gisle Djupesland
Title: Chairman

By:	/s/ Helena Kyttari Djupesland
Name: Helena Kyttari Djupesland
Title: Board Member

Exhibit 99.1
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)   Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Dated: February 6, 2020

Ikos Subsidiary AS

By:	/s/ Per Gisle Djupesland
Name: Per Gisle Djupesland
Title: Chairman

By:	/s/ Helena Kyttari Djupesland
Name: Helena Kyttari Djupesland
Title: Board Member

Ikos Invest AS

By:	/s/ Per Gisle Djupesland
Name: Per Gisle Djupesland
Title: Chairman

By:	/s/ Helena Kyttari Djupesland
Name: Helena Kyttari Djupesland
Title: Board Member

/s/ Per Gisele Djupesland
Per Gisele Djupesland

/s/ Helena Kyttari Djupesland
Helena Kyttari Djupesland